UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

ALLIANCE DATA SYSTEMS CORPORATION
(Exact name of registrant as specified in its charter)

DELAWARE	001-15749	31-1429215
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation or organization)	File Number)	Identification No.)

7500 DALLAS PARKWAY, SUITE 700 PLANO, TEXAS	75024
(Address of principal executive offices)	(Zip Code)

Joseph L. Motes III
Senior Vice President, General Counsel, and Secretary
(214) 494-3000
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

Section 1 – Conflict Minerals Disclosure.

Item 1.01 Conflict Minerals Disclosure and Report.

Alliance Data Systems Corporation ("ADSC" or, including its consolidated subsidiaries and variable interest entities, the "Company") is a leading global provider of data-driven marketing and loyalty solutions serving large, consumer-based businesses in a variety of industries.

BrandLoyalty Group B.V. ("BrandLoyalty"), a subsidiary of the Company, contracts to manufacture certain products used as rewards in its short-term loyalty programs. Pursuant to Rule 13p-1 of the Securities Exchange Act of 1934, as amended (the "Rule"), the Company undertook an evaluation of the products that BrandLoyalty contracted to manufacture in calendar year 2015 to ascertain whether any products contained cassiterite, columbite-tantalite, gold, wolframite, or their derivatives, which are currently limited to tin, tantalum, tungsten, and gold (collectively, the "Conflict Minerals"), and, if so, whether Conflict Minerals were necessary to such product's functionality or production. In August 2015, BrandLoyalty acquired 100% of the stock of Edison International Concept & Agencies B.V. ("Edison") and Max Holding B.V. ("Merison") and as a result, an evaluation of Edison and Merison's products has been excluded from the Company's Form SD disclosure for calendar year 2015.

The Company developed a comprehensive list of products taken, or available to be taken, into inventory in 2015. With assistance from BrandLoyalty's Category Management, Sourcing, and Quality departments, the Company refined this list to products that contained Conflict Minerals and assessed whether the Conflict Minerals were necessary to the functionality or production of such products within the scope of the Rule. From this evaluation, the Company concluded that BrandLoyalty's short-term loyalty programs offered approximately 3,300 products as rewards in 2015, and that 122 of these products contained Conflict Minerals. Of these 122 products, the Company determined that BrandLoyalty contracted to manufacture 17 products where Conflict Minerals were necessary to the functionality or production of such products ("Covered Products") from six suppliers.

The Company identified tin and tungsten as the Conflict Minerals necessary to the functionality or production of the Covered Products and conducted a reasonable country of origin inquiry to ascertain whether the tin and tungsten used in such products originated in the Democratic Republic of the Congo or an adjoining country (collectively, "Covered Countries") or was from recycled or scrap sources.

Reasonable Country of Origin Inquiry

The Company prepared and provided the six suppliers with a questionnaire based on the Conflict Minerals Reporting Template prepared by the Electronics Industry Citizenship Coalition ("EICC") and the Global eSustainability Initiative ("GeSI"), and 100% of the suppliers responded. The Company reviewed and evaluated all supplier responses and conducted follow-up inquiries with each supplier to clarify and confirm all responses. Each supplier confirmed that it sources its Conflict Minerals locally, that it does not source Conflict Minerals from any of the Covered Countries, and that it prohibits its direct suppliers from sourcing Conflict Minerals from Covered Countries as well. The responses also indicated that all six suppliers used one of three smelters to supply their tin or tungsten, namely: (1) Yunnan Tin Company, Ltd., which is currently classified as a conflict-free tin smelter by the EICC and GeSI; (2) Yunnan Chengfeng Non-ferrous Metals Co., Ltd., which is currently classified as an active tin smelter who is compliant and actively seeking conflict-free designation by the EICC and GeSI; and (3) Jiangxi Dayu Longxintai Tungsten Co., Ltd., which is currently classified as an active tungsten smelter who is compliant and actively seeking conflict-free designation by the EICC and GeSI.

Based on this reasonable country of origin inquiry, the Company has no reason to believe that any of the Conflict Minerals necessary to the functionality or production of the products it contracted to manufacture in calendar year 2015 may have originated in the Covered Countries.

The foregoing information is publicly disclosed on the Company's website at https://www.alliancedata.com/content/uploads/ConflictMineralsDisclosure2016.pdf and at www.alliancedata.com on the Corporate Responsibility page under the heading "Conflict Minerals Report." The information on that website is not incorporated by reference into this Form SD.

Item 1.02 Exhibit.

Not applicable.

Section 2 – Exhibits.

Item 2.01 Exhibits.

Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Alliance Data Systems Corporation

By:	/s/ Joseph L. Motes III	Date: May 27, 2016
Joseph L. Motes III
Senior Vice President,
General Counsel and Secretary